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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                               --------------
                               SCHEDULE TO/A
                               (RULE 14d-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
         OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)

                     BROOKDALE LIVING COMMUNITIES, INC.
                     (Name of Subject Company (Issuer))

                     FORTRESS BROOKDALE ACQUISITION LLC
                    FORTRESS REGISTERED INVESTMENT TRUST
                        FORTRESS INVESTMENT FUND LLC
                       FORTRESS INVESTMENT GROUP LLC
                              HEALTH PARTNERS
                 CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
                          CAPITAL Z PARTNERS, L.P.
                    (Names of Filing Persons (Offerors))

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                112462 10 6
                               -------------
                   (CUSIP Number of Class of Securities)

                               --------------

              Randal A. Nardone                  David A. Spuria, Esq.
      Fortress Investment Holdings LLC             Health Partners
        1301 Avenue of the Americas               54 Thompson Street
         New York, New York 10019              New York, New York 10012
         Telephone: (212) 798-6100            Telephone: (212) 965-0800
                   (Name, address and telephone number of
                   persons authorized to receive notices
              and communications on behalf of filing persons)

                                  Copy to:

            J. Gregory Milmoe, Esq.                  Paul Lovejoy, Esq.
    Skadden, Arps, Slate, Meagher & Flom LLP      Weil,Gotshal & Manges LLP
               Four Times Square                      767 Fifth Avenue
           New York, New York 10036                New York, New York 10153
          Telephone: (212) 735-3000                Telephone: (212) 310-8000


                         CALCULATION OF FILING FEE

Transaction Valuation*: $102,077,140          Amount of Filing Fee: $20,415**
----------------------
* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value $.01 per share, of Brookdale Living Communities, Inc. (the "Company Common Stock" or the "Shares"), at a price per Share of $15.25 in cash. As of July 31, 2000, there were 9,926,549 Shares outstanding and 771,384 shares were reserved for issuance upon the exercise of outstanding options. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
** This amount was previously paid in connection with the original filing of this Schedule TO on August 1, 2000.
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|X|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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      This third amendment to the joint Tender Offer Statement on Schedule
TO and Schedule 13E-3 (as amended, the "Schedule TO") relates to the third-party tender offer by Fortress Brookdale Acquisition LLC, a Delaware limited liability company ("Purchaser") to purchase any and all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Brookdale Living Communities, Inc., a Delaware corporation (the "Company" or "Brookdale"), at a purchase price of $15.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 1, 2000 and in the related Letter of Transmittal, which together and as amended or supplemented from time to time, constitute the "Offer." By virtue of their direct or indirect relationship with Purchaser, each of Fortress Investment Trust, a Delaware business trust ("Fortress"), Fortress Investment Fund LLC, a Delaware limited liability company ("Fortress Investment"), Fortress Investment Group LLC, a Delaware limited liability company ("FIG"), Health Partners, a Bermuda exempted partnership ("Health Partners"), Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II") and Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z," and collectively with Fortress, Fortress Investment, FIG, Health Partners and Capital Z Fund II the "Co-Bidders") may be deemed to be bidders within the meaning of Rule 14d-1(g)(2). While the Co-Bidders do not believe that they should be deemed to be bidders within the meaning of such rule, they are nonetheless joining Purchaser as filing persons with respect to the Schedule TO.


ITEMS 1 AND 4.

   Items 1 and 4 are hereby amended and supplemented to add the following:

      On September 7, 2000, Fortress announced that the expiration date was further extended to 5:01 p.m., New York City Time, on Thursday, September 7, 2000.


ITEM 12.

   Item 12 is hereby amended and supplemented to add the following exhibit:

   (a)(1)(J) Text of press release issued by Purchaser announcing the extension of the Offer, dated September 7, 2000.




                                 SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 7, 2000

                              FORTRESS BROOKDALE ACQUISITION LLC

                              By: /s/ Randal A. Nardone
                                  -----------------------------------------
                                  Name:  Randal A. Nardone
                                  Title: Secretary and Member of the
                                         Operating Committee of Fortress
                                         Brookdale Acquisition LLC





                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 7, 2000

                              FORTRESS REGISTERED INVESTMENT TRUST


                              By: /s/ Randal A. Nardone
                                  -----------------------------------------
                                  Randal A. Nardone
                                  as Vice President, Chief Operating
                                  Officer and Secretary





                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 7, 2000

                              FORTRESS INVESTMENT FUND LLC


                              By: /s/ Randal A. Nardone
                                  -----------------------------------------
                                  Randal A. Nardone
                                  as Chief Operating Officer and Secretary
                                  of Fortress Fund MM, LLC, managing
                                  member of Fortress Investment Fund LLC





                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 7, 2000

                              FORTRESS INVESTMENT GROUP LLC


                              By: /s/ Randal A. Nardone
                                  -----------------------------------------
                                  Randal A. Nardone
                                  as Chief Operating Officer





                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 7, 2000

                             HEALTH PARTNERS

                             By: Capital Z Financial Services Fund II, L.P.,
                                 its General Partner

                             By: Capital Z Partners, L.P., its General Partner

                             By: Capital Z Partners, Ltd., its General Partner


                             By: /s/ David A. Spuria
                                 ---------------------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel, Vice President of
                                        Administration and Secretary





                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 7, 2000

                             CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

                             By: Capital Z Partners, L.P.,
                                 its General Partner

                             By: Capital Z Partners, Ltd.,
                                 its General Partner


                             By: /s/ David A. Spuria
                                 ---------------------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel, Vice President of
                                        Administration and Secretary





                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 7, 2000

                             CAPITAL Z PARTNERS, L.P.

                             By: Capital Z Partners, Ltd.,
                                 its General Partner


                             By: /s/ David A. Spuria
                                 ---------------------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel, Vice President of
                                        Administration and Secretary






                               EXHIBIT INDEX

Exhibit No.   Description
-----------   -----------

(a)(1)(J) Text of press release issued by Purchaser announcing the extension of the Offer, dated September 7, 2000.